UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

PFF Bancorp, Inc.
(Name of Issuer)

Common Stock par value $.01 per share
(Title of Class of Securities)

69331W-10-4
(CUSIP Number)

Check the following box if a fee is being paid with this statement. [__] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 69331W-10-4		13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PFF BANK AND TRUST EMPLOYEE STOCK OWNERSHIP PLAN IRS ID. NO. 95-4561623
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [__]
(b) [__]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Federally chartered stock savings institution's employee stock benefit plan organized in California
NUMBER OF SHARES	5	SOLE VOTING POWER 758,752
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 741,615
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,500,367
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,367
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.35% OF 13,218,029 SHARES OF COMMON STOCK OUTSTANDING AS OF DECEMBER 31, 2000.
12	TYPE OF REPORTING PERSON EP

*SEE INSTRUCTION BEFORE FILLING OUT!

PFF BANK AND TRUST
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE 13G

Item 1 (a)     Name of Issuer:
                    PFF Bancorp, Inc.

Item 1 (b)     Address of Issuer's Principal Executive Offices:
                    350 South Garey Avenue
                    Pomona, California 91766

Item 2 (a)     Name of Person Filing:
                    PFF Bank and Trust
                    Employee Stock Ownership Plan
                    Trustee: The Mechanics Bank
                    3170 Hilltop Mall Road
                    Richmond, CA 94806-0047

Item 2 (b)     Address of Principal Business Offices or, if none, Residence:
                    350 South Garey Avenue
                    Pomona, California 91766

Item 2 (c)     Citizenship:
                    Federally chartered stock savings institution's employee stock benefit plan organized in California

Item 2 (d)    Title of Class of Securities: Common Stock par value $.01 per share

Item 2 (e)     CUSIP Number: 69331W-10-4

Item 3.         The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4.         Ownership. As of December 31, 2000, the reporting person beneficially owned 1,500,367 shares of the issuer. This number of shares represents 11.35% of the common stock, par value $.01, of the issuer, based upon 13,218,029 shares of such common stock outstanding as of December 31, 2000. As of December 31, 2000, the reporting person has sole power to vote or to direct the vote of 758,752 of the shares and shares voting power over 741,615 shares. The reporting person has the sole power to dispose or direct the disposition of
                    1,500,367 shares of common stock.

Item 5.         Ownership of Five Percent or Less of a Class.
                    N/A

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.
                    N/A

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being
                    Reported on by the Parent Holding Company.
                    N/A

Item 8.         Identification and Classification of Members of the Group.
                    N/A

Item 9.         Notice of Dissolution of Group.
                    N/A

Item 10.       Certification

                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing our influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2001
(Date)

/s/ Gregory C. Talbott
(Signature)

Executive Vice President and Chief Financial Officer
(Title)